Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 132-02822

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EDITED TRANSCRIPT
TEL2 B.ST - Q2 2018 Tele2 AB Earnings Call

EVENT DATE/TIME: JULY 18, 2018 / 8:00AM GMT

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JULY 18, 2018 / 8:00AM, TEL2 B.ST - Q2 2018 Tele2 AB Earnings Call

CORPORATE PARTICIPANTS

Allison Kirkby Tele2 AB (publ) - President & Group CEO

Erik Strandin Pers Tele2 AB (publ) - Head of IR

Lars Nordmark Tele2 AB (publ) - Executive VP & Group CFO

CONFERENCE CALL PARTICIPANTS

Fredrik Lithell Danske Bank Markets Equity Research - Senior Analyst

Henrik Herbst Crédit Suisse AG, Research Division - Research Analyst

Johanna Ahlqvist SEB, Research Division - Analyst

Julio Arciniegas RBC Capital Markets, LLC, Research Division - Analyst

Lena Osterberg Carnegie Investment Bank AB, Research Division - Head of Research of Sweden, Head of Technology Hardware & Equipment and Financial Analyst

Nick Lyall Societe Generale Cross Asset Research - Equity Analyst

Paolo Mortarotti

Stefan Gauffin DNB Markets, Research Division - Analyst

Sunil Praful Patel BofA Merrill Lynch, Research Division - VP

Terence Mun-Sion Tsui Morgan Stanley, Research Division - VP

Ulrich Rathe Jefferies LLC, Research Division - Senior European Telecommunications Analyst

Usman Ghazi Joh. Berenberg, Gossler & Co. KG, Research Division - Analyst of Telecom

PRESENTATION

Operator

Good day, and welcome to the Tele2 Q2 Interim Report 2018 Conference Call. Today’s conference is being recorded. At this time, I would like to turn the conference over to Erik Strandin Pers, Head of Investor Relations. Please go ahead, sir.

Erik Strandin Pers - Tele2 AB (publ) - Head of IR

Thank you, Kevin, and good morning, everyone to our Q2 results presentation. We have, as always, our President and CEO, Allison Kirkby; and our CFO, Lars Nordmark on today’s call.

You will find the presentation on our website, alongside with our quarterly numbers. And as a reminder, on July 10, we published a few restatements to our financials for previous periods following the reaudit we made ahead of the submitting the merger documents in the U.S. just in case any of the historical numbers look slightly unfamiliar. So with that comment, I leave the word over to Allison.

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Good morning, everyone, and welcome to our second quarter results on what is a very warm and sunny Stockholm morning, and I can only apologize for the fans in the background. As Northern Europe is obviously enjoying one of its longest and hottest spells on record, mobility is critical to liberating a more connected life, and our mission is resonating very well with customers, as we saw yet another quarter of solid growth. Revenue amounted to SEK 6.5 billion, up 5% on a like-for-like basis, driven by both strong data monetization, especially in our international market; and from higher equipment sales.

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JULY 18, 2018 / 8:00AM, TEL2 B.ST - Q2 2018 Tele2 AB Earnings Call

We also saw solid mobile end-user service revenue growth of 5%, with very strong momentum in the Baltic, Croatia and Kazakhstan. On the same basis, EBITDA was up by 12%, mainly driven by the top line growth, which flowed through to an excellent 20% increase in rolling 12 months operating cash flow excluding the Netherlands, and if you include the Netherlands, operating cash flow was up 38%. The reason we’re excluding Netherlands is as you know, it’s now classified as discontinued due to the impending transaction with T-Mobile.

We are now halfway through a year of major transformation for the Tele2 group, and the agenda is running at full speed. In parallel, we continue to deliver results ahead of expectations. This is our 12th consecutive quarter, and one in which every market outperformed expectations. This is providing us with the confidence to raise our full year guidance by around 5% as Lars will explain in more detail towards the end of the presentation.

But before getting into more details, let me highlight some key successes in the quarter. Starting with our Baltic Sea Challenger market, Sweden showed solid underlying trends, despite Roam Like at Home headwinds and vibrant competition, proving the resilience of both our B2C and B2B businesses. In the Baltic, we continue to deliver excellent revenue and EBITDA growth, up by 7% and 10% respectively, in local currency. And as a result, our Baltic Sea Challenger businesses collectively achieved a 5% increase in operating cash flow on a rolling 12-month basis, amounting to SEK 4.5 billion and an outstanding 80% cash conversion.

In our investment markets, we have excellent momentum thanks to 4G rollout, fearless commercial offerings, improved brand perfections and our customers’ insatiable thirst for data. Kazakhstan delivered another excellent quarter with mobile end-user service revenue up 20% in local currency on the back of continued growing ASPU and continued growing customer base. As a consequence, further repayments of the shareholder loan were received during the quarter, and total repayments now amount to SEK 600 million. Croatia also delivered an excellent mobile end-user service revenue growth of 13%. A core pillar of our strategy is to have the most engaging, fun and positively fearless brand that our customers love, and a proof point for the customer-centric approach is that Comviq and Tele2 Sweden were placed #1 and #2 in the telecom segment in service scores annual survey, where Swedish consumers rate the service provided by service companies.

Another highlight in the quarter was the nomination of Tele2 Lithuania’s campaign, the flying house at the Cannes Lions award, a fantastic recognition for our world-class creativity and storytelling. And in Estonia, we took another step on our customer-first journey, whereby we closed our Estonian telemarketing channel and redirected resources to better serving existing loyal customers. This initiative also paved the way for a new industry code of conduct to stop pestering unsolicited telemarketing.

With respect to our upcoming mergers, a number of key milestones were achieved in the quarter. Starting in the Netherlands, the transaction with T-Mobile entered, as expected, into Phase II, and we’re having constructive dialogue with the European Commission. Moving to Sweden and the merger with Com Hem, we have now submitted the merger documents to the U.S. Securities and Exchange Commission and to Sweden’s Financial Supervisory Authorities. And we are also in constructive dialogue with the EU on both deals. We expect to formally file our notification for the Com Hem transaction after the summer, and both deals are still expected to close in the fourth quarter of this year.

So let’s move into the markets in a bit more detail, and first, our Baltic Sea Challenger businesses.

In Sweden, following an eventful first half of the year, with new price plans launched in the price fighter segment and increased competitor activity, our business is remaining resilient, with both consumer and B2B segments driving, after adjusting for Roam Like at Home, an underlying growth of 1% in mobile end-user service revenue. EBITDA was flat, with disciplined cost control compensating for a Roam Like at Home impact of SEK 37 million and a continued decline in our legacy fixed businesses. Our rolling 12-month cash conversion continues to be outstanding and sustained above 80%, with an operating cash flow for the same period of SEK 3.4 billion. Despite the strong competition, consumer mobile end-user service revenue showed a positive underlying trend, up 1%, driven by continued strong growth in Comviq postpaid and also intelligent small screens, which had positive ASPU development on the back of rising data consumption. This was partly offset by continued declines in the prepaid segment.

Periods of increased activity in the Swedish market, as we’ve seen in the last few months have occurred before, and as we have done before, we have leveraged our strong dual brand position and our strong customer value propositions to successfully navigate the competitive environment. Comviq’s new price list launched in March is working well, and also Tele2 has taken successful actions, including a number of targeted campaigns towards high data-consuming families, kids and international travelers in particular. So far, these new campaigns are working and in a metaphorically hot market, we ended the quarter in better shape than at the beginning of the quarter. Postpaid ASPU was up 2% in the quarter, mainly driven by Tele2, as customers continue to embrace the benefits of the connected life and in the process, consume more and more data, with volumes per postpaid subscription increasing by around 50% over the past 12 months.

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JULY 18, 2018 / 8:00AM, TEL2 B.ST - Q2 2018 Tele2 AB Earnings Call

Customer satisfaction, as you know, is our overarching mission to grow sustainable value in our business. Our numerous new commercial propositions and increased service standards continue to improve our satisfaction, with Comviq net promoter score reaching another record high during the quarter and Tele2, despite the pressure from price fighter brands, remaining stable.

As in previous quarters, the B2B market continued to be price competitive. Revenue growth was, as expected, flat as high equipment sales and growth in mobile compensated for the continued price competition, especially in the large enterprise segment. Service revenue was down 5% with headwinds from Roam Like at Home and price erosion of the legacy fixed business, being partly offset by underlying growth in mobile, which adjusting for Roam Like at Home was up 1%, as we increased our customer base and hold ASPU basically stable. Our B2B sales organization is building in effectiveness and confidence every month that passes by. We again had a very successful quarter when it comes to winning new and retaining existing customers. A few new names in our customer portfolio includes the municipalities of Uppsala and Gothenburg, Epiroc, Getinge and the Swedish Sports Federation. We expect this growth in our customer base to enable a continued and gradual recovery of revenue trends in the coming quarters, despite the pressure on fixed line services, and we’re therefore, targeting a stabilization of service revenues before the end of the year.

Moving to the Baltic. It was another strong quarter for data monetization. Mobile end-user service revenue growth was 7% in local currency, driven by excellent like-for-like growth in Lithuania and Latvia by 12% and 10%, respectively. As expected, this is partly offset by a decline in Estonia, where we suffer from aggressive price competition in previous quarters and the loss of a mobile broadband MVNO arrangement. For the region as a whole, EBITDA increased by 10%, driven by the top line growth and continued excellent cost control, filtering through to our strong increase in cash flow with rolling 12-month operating cash flow up by 12% and an excellent cash conversion similar to our Swedish business of almost 80%.

In the quarter, we saw again a strong ASPU development of 6% as the transition from prepaid to postpaid subscriptions continue and customers trade up to larger data buckets. As in previous quarters, smartphone penetration continues to increase, which obviously supports the uptake of larger data bucket, but there’s still room for even more growth there. Our Baltic teams are always fearlessly creative when it comes to advertising and PR, and so we were immensely proud of the recognition our successful flying house campaign received in Cannes, as we promoted our fantastic 4G coverage in Lithuania. Our Latvian network also received positive recognition in the quarter, as it was named by the regulator as offering the highest Internet speeds in the country. In Estonia, our customer-first initiative to end unsolicited telemarketing led the way towards a new code of conduct in the industry with the aim of improving customer satisfaction and trust and at the same time, as a redirecting investment towards our more loyal and our more valuable customer base.

So let’s now move on to our investment markets. And in Kazakhstan, despite increased competitive pressure, mobile end-user service revenue was up by 20% in local currency, driven by a strong monetization of increasingly larger data buckets as well as continued growth of the customer base.

EBITDA was up by nearly 80% in local currency, and we continue to improve our margins, now at 34%, thanks to the benefit of higher ASPU, increased scale and operational efficiency. As a result of this excellent momentum, Tele2 Kazakhstan’s ability to generate cash continues to improve, and it’s now at 59% cash conversion on a rolling 12-month basis.

Further repayments against the shareholder loan of KZT 15 billion, which is approximately SEK 385 million were made during the quarter. Accumulated repayments now amount to almost SEK 600 million, and the outstanding balance of our shareholder loan as of the end of June was SEK 2.6 billion.

Looking at the Kazakh results in a bit more detail, our customer base grew by 4% year-on-year, and ASPU was up by 14%, driven by our 4G advantage, improved network quality perfection and our geo-brand strategy with new tariff on both brands. As I said, despite the increased competition, our focus on improving customer satisfaction continues to drive positive net intake for both the Tele2 and Altel brand. As more and more Kazakh citizens discover the benefits of the connected life through our market-leading 4G coverage and our great value for money proposition, we’re happy to see net promoter scores continuing to improve for both brands and paving the way for further growth, as we look forward.

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JULY 18, 2018 / 8:00AM, TEL2 B.ST - Q2 2018 Tele2 AB Earnings Call

But before I hand over to Lars, we’ve had a lot of questions recently following the press release from the Kazakh antimonopoly authorities just last week regarding their decision to give a regulatory clearance for Kazakhtelecom to acquire 75% of the voting rights in Kcell. Just to be clear and as far as we’re aware this transaction is still speculative in nature but to be even clearer, our shareholder agreement has a noncompete clause that is applicable in the case this transaction were to proceed, which means that our put option would be triggered.

Now with that, I am going to hand over to Lars, who will go through the financials.

Lars Nordmark - Tele2 AB (publ) - Executive VP & Group CFO

Thank you, Allison. I will start by making 2 comments on the P&L. We saw a 6% reported growth of revenues, driven by mobile end-user service revenue and by strong equipment sales, which more than offsets the decline in fixed revenue. Reported revenues were helped by an FX tailwind of approximately 1% due to the weak SEK compared to the euro.

At the adjusted EBITDA level, the reported growth was 13%, again helped by an FX tailwind of around 1%. The underlying growth is mainly related to a strong contribution from Kazakhstan with Croatia and the Baltic also producing significantly better figures on the back of strong growth in mobile end-user service revenues. The latter was partly offset by the drag from fixed services and the negative effect from Roam Like at Home.

Moving down the P&L, we see that items affecting comparability were a bit higher this quarter which is mainly explained by more costs related to the Com Hem merger. On the line other financial items, we report the changes to the valuation of our earn-out obligation related to Kazakhstan every quarter. This quarter, the value has increased again to around SEK 560 millions due to the good performance of our Kazakh business. As a result, this quarter, SEK 54 million noncash cost in our P&L, as the value of our liability increased. As for the remaining line items, we saw no major change compared to last year, meaning that a large part of the increase in the operating profit is still [due] to net profit.

Moving onto the next slide, you can see the changes in the cash flow compared to the same quarter last year. Do note that the cash flow statement is on a total operations basis. Here I will make some short comments.

Jumping to the middle of the table, we can see that taxes paid were a bit elevated, compared to last year due to some timing differences. As for the changes in working capital, we saw some effects from timing differences as well as high inventories from the increased equipment sales throughout the group as well as both selling of more phones as well as an increase in demand for more expensive phones. Looking at paid CapEx, the main difference to last year was lower investments in Kazakhstan and the Netherlands. Again, remember that one difference to the reported balance sheet CapEx is that we have Netherlands included in this cash flow table. The last line item is other cash items, which mainly includes items affecting comparability. These are, as I mentioned on the last slide, a bit higher due to more cost related to the Com Hem merger.

Now let’s start on Slide 16 and one of my favorite slides, showing our operating cash flow, defined as adjusted EBITDA less CapEx on a rolling 12 month basis. We have seen and are continuing to see a solid cash flow generation from our Baltic Sea Challenger businesses and our smaller business units, which together threw off well over SEK 4 billion over the past 12 months. The remaining investment markets Kazakhstan and Croatia continue to go from strength to strength, with an operating cash flow contribution exceeding SEK 0.5 billion over the past 12 months. All in all, continuing operations are now at an operating cash flow contributions above at SEK 4.7 billion, with the Netherlands still consuming cash, although at a lower pace than before.

Moving on to the balance sheet on Slide 17. During the quarter, we paid out a dividend of SEK 4 per share, amounting to SEK 2 billion in total, thus increasing our economic net debt to SEK 11.4 billion. This corresponds to an economic net debt to adjusted EBITDA of 1.7, which is reflected in the solidness of our balance sheet. Over the past 12 months, we have generated free cash flow of SEK 2.1 billion plus the cash contribution from the sale of Austria. Against this, we paid dividends of SEK 2 billion, leaving us with a stronger balance sheet than 12 months ago.

Let’s go into the next page, financial guidance. I’m excited to say that on the back of a strong financial delivery and some of our markets, we are upping the full year adjusted EBITDA guidance to between SEK 6.8 billion and SEK 7.1 billion. Guidance from mobile end-user service revenue and CapEx remain unchanged, as mid-[single] growth and between and between SEK 2.1 billion and SEK 2.4 billion, respectively.

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JULY 18, 2018 / 8:00AM, TEL2 B.ST - Q2 2018 Tele2 AB Earnings Call

And with that, I’d like to hand over to Allison for an update on the merger and concluding remarks.

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Thank you, Lars. So let me give you a brief update on the time line for the merger with Com Hem. As it was mentioned earlier in the call, we’ve now completed an extensive reorder of our financial statements for the years ‘15 ‘16 and ‘17, and following that, we submitted merger document to both the SEC and to Sweden’s Financial Supervisory Authority.

Additionally, the regulatory process has moved forward as Kinnevik have announced pro-competitive measures that they committed to at the time of the merger agreement. Looking forward, we plan to make the regulatory filing with the European Commission, once these measures are effective. Following review and approval of merger documents in the U.S. and Sweden, we will make those public and announce the date for the extraordinary general meeting, and we’re therefore on plan and expect to close the transaction during the fourth quarter.

Integration planning is also moving forward according to plan. We’re doing as much as we’re allowed to from a legal point of view and with great collaboration in the various work streams. As a result, we are now confident that the OpEx and CapEx synergies from the merger will be higher than the previously communicated annual target of SEK 450 million.

So to conclude, let me briefly end with our priorities. First and foremost, it all starts with a purpose to fearlessly liberate people to live a more connected life, enabled by the 4 key strategic pillars of positively fearless brand, connecting things our customers love, a digital-first customer experience and a winning cost structure.

By continuing to leverage these strategies, we will return Sweden to growth, despite the headwinds in B2B and Roam Like at Home. We will feel industry-leading momentum like we continue to see in the Baltic, Croatia and Kazakhstan, and alongside that and in parallel, we prepare to close both mergers in the Netherlands and in Sweden, and as you can see, we will not lose focus on driving excellence and financial discipline and operational execution. Our upgraded guidance is a tangible result of all of our strategies but most importantly, the confidence that we have that our focus on monetization of connectivity will deliver long-term value, first and foremost for our customers but ultimately for our shareholder and our employees.

And with respect to our employees, I’m hugely proud that in parallel with running our transformation agenda at full speed, they continued to deliver quarter after quarter of solid progress. A huge thank you to all of them for their continued commitment to fearlessly liberating people to live a more connected life.

And now, Lars and I would be very happy to take your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) We will now take our first question from Mr. Stefan Gauffin of DNB.

Stefan Gauffin - DNB Markets, Research Division - Analyst

Yes. So it’s a really solid EBITDA development for mobile operation in Sweden. At the same time, there is -- at least, compared to our forecast, some weakness in other operations in Sweden. Can you explain this development? What is behind this?

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JULY 18, 2018 / 8:00AM, TEL2 B.ST - Q2 2018 Tele2 AB Earnings Call

Lars Nordmark - Tele2 AB (publ) - Executive VP & Group CFO

Sure, Stefan. Lars here. So it’s a combination of a few factors, I would say. One is on the top line with the introduction of wholesale carrier revenue and an increase in equipment revenue, and the margin on the wholesale carrier is higher than it is on equipment. In addition to that, we also had a slightly different marketing activity this year versus last year, so if you remember the mobile segment was quite active last year with the Tele2 campaign, Power 2. That was quite high. So that’s the second contributive factor, and the third one is that we obviously have allocation between the mobile and the fixed segment. So that adds a little bit of it -- to it as well. I think net-net, we’d like to see this margin obviously improve versus the 5% that we saw in Q2, and that’s our ambition.

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

But it’s mainly a mixed effect in the quarter.

Operator

We will now take our next question from Lena Osterberg of Carnegie.

Lena Osterberg - Carnegie Investment Bank AB, Research Division - Head of Research of Sweden, Head of Technology Hardware & Equipment and Financial Analyst

I was wondering a little about the Baltic, because you mentioned already before this quarter that you raised prices last year around Q2 and that you were going to tougher comps and maybe revenue growth would come down, but now we’ve seen another very strong quarter of service revenue growth. So are you still concerned that the growth rate will come down in H2? Or are you now more confident that you can keep growth rate up at the levels we’ve seen over the past quarters?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

So yes, regarding the Baltic, during May, June last year, we took pricing probably more pricing in Latvia than the other markets, and so definitely that -- the pricing benefit that we had through until June [this] year will diminish in the second half. That being said, we are making great progress, particularly in Lithuania, outside of straight price increases through trading up to larger data bucket and making great share gains in both the mobile broadband segment, where we offer faster fixed wireless alternatives in parts of the countryside, where fixed lines are very slow. And we’re making great progress in the B2B segment across the region. So we do expect the growth rate to soften in the second half, but it’s not all being driven by pricing in the first half of the year. So where as we’re at the kind of double-digit level at the moment, that will get closer to the mid-single digit over time.

Lena Osterberg - Carnegie Investment Bank AB, Research Division - Head of Research of Sweden, Head of Technology Hardware & Equipment and Financial Analyst

Okay. Can I just maybe also ask you if you could remind us if your put call in Kazakhstan will be triggered early? What is the valuation mechanism to set the value for your stake in Kazakhstan?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

So as I said -- as far as we’re aware, this is all speculation around the case [sale] deal with Kazakhtelecom, but within our shareholder agreement, if it were to proceed, we would be able to serve the put option earlier than March if it was to proceed earlier than March. In terms of the valuation, we currently now have an outstanding shareholder loan worth SEK 2.6 billion.

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JULY 18, 2018 / 8:00AM, TEL2 B.ST - Q2 2018 Tele2 AB Earnings Call

We’ve just revalued our 18% that is outstanding as an earn-out to our previous partner, and that’s now just under the SEK 600 million level for an 18% stake, so a 31% stake, which is our fully diluted level is obviously getting close to SEK 1 billion. Over and above the SEK 2.6 billion shareholder loan.

Lena Osterberg - Carnegie Investment Bank AB, Research Division - Head of Research of Sweden, Head of Technology Hardware & Equipment and Financial Analyst

Okay, so it’s based on the same valuation exactly as you value the earn out, so there’s no other way to value it?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Well, no, it will be -- we’ve always valued the business under DCF valuation metrics since we went into the JV and how we look at it going forward. Of course, at the point of serving the put option, there will likely be a negotiation around that valuation.

Operator

The next question comes from Mr. Terence Tsui of Morgan Stanley.

Terence Mun-Sion Tsui - Morgan Stanley, Research Division - VP

I was just wondering if you can give us a few more comments about the competitive dynamics that you’re seeing in the Swedish consumer mobile market. Obviously there’s been a lot of focus about low-end competition, but I was just wondering if you can give us a bit more forward-looking comments about what you’ve seen or what you expect to see around the summer campaigns? And it seems that everything is going quite well from the Tele2 execution perspective, so I am just wondering when you expect to reach, perhaps, a low single-digit mobile service revenue growth that you’ve talked about in Sweden? And then secondly, also just sticking with Sweden, have there been -- has there been any impact from a greater push from your -- by your competitors on converged products in the quarter? I think, Com Hem mentioned that Telenor and Telia are making greater marketing efforts on that front. Just wondering if you’ve seen any impacts there.

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

So as I said, the competitive dynamics in the Swedish market is like the weather. It’s hot, but it has been for a quite some time. And certainly, we are very happy that the interventions that we have put in play with -- on both Comviq and Tele2 seem to be resonating well with our customers so far. We haven’t seen any change in the dynamics. They remain hot, but our campaign to really push unlimited into wider groups, into kids, offering a broader range of international roaming is really helping Tele2 get back towards stability. So it was Tele2 at their lower-end price bucket that was suffering, because that -- they are probably more price-focused customers than our higher-end customers, but so far, so good. And obviously, we watch the market every day. In terms of looking forward, we obviously aim to get Sweden back to [mid-single] digits. We’re still in a transitionary phase with our B2B business, but as I mentioned in the call, our team are building more confidence with the successful larger enterprise customers that we continue to win. SME is back to growth as well. So we are planning for sequential and improved progress in the B2B business over the coming months too. With regards to FMC, we are seeing no change in the churn pool for mobile customers, as a result of FMC, and we are seeing no increased churn towards Telia and Telenor with respect to FMC. However, it is an increasing reason for why a Telia or a Telenor customer churns, but it’s not increasing their churn away from either Tele2 or Comviq.

Operator

Our next question comes from Julio Arciniegas of the Royal Bank of Canada.

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JULY 18, 2018 / 8:00AM, TEL2 B.ST - Q2 2018 Tele2 AB Earnings Call

Julio Arciniegas - RBC Capital Markets, LLC, Research Division - Analyst

I see that the EBITDA upgrade has been driven by better performance in the international operation like Kazakhstan, where the performance has been driven by more data or tariffs upgrade, so basically items that they are related to top line growth, hence why the company didn’t upgrade their revenue guidance? Is the company expecting further pressure in other markets like for example, Sweden?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Julio, thank you for the question. You’re right, the EBITDA upgrade is very much driven by significant outperformance across the international footprint in the first half of the year, and but the top line growth, mid-single digits, covers a wide band. And obviously, we think the mid-single-digit target is the right target to have, considering as I mentioned earlier, we’ll be comping price increases in the Baltic market in particular, once we move into the second half of the year. So I think the single-digit is the right parameter to get us -- but it gets the wide band.

Operator

Our next question comes from Mr. Sunil Patel of the Bank of America.

Sunil Praful Patel - BofA Merrill Lynch, Research Division - VP

I just had one and it was on Sweden B2B. You’ve clearly said you saw some improvement in service revenue trends, I think, minus 8% last quarter and minus 5% this quarter. I just wanted to know the outlook for the second half, and really into 2019, is this a business that we should think about is actually coming into growth in the second half of the year? Or will it take longer than that and we should be patient into 2019?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Thanks, Sunil. No, you’re right. Sequentially, definite an improvement and we expect that sequential improvement to continue in the coming months, but that being said, we still have a very price competitive market, particularly, in the fixed legacy segment. So what we’re -- we expect to move to -- into stabilization during the second half, and get back into growth in 2019. But very happy with how the team are really resonating with our Challenger [converge] proposition for the large enterprise segment. And it would be great once we have all that new business actually in our revenue.

Operator

Our next question comes from Usman Ghazi of Berenberg.

Usman Ghazi - Joh. Berenberg, Gossler & Co. KG, Research Division - Analyst of Telecom

I just had a question on Sweden again. I mean, the -- if I look at the consumer mobile service revenues, excluding the roaming impact, I think the growth was around 3% in Q1. This is also excluding the one off kind of reclassification in Q1. This quarter that’s down to 1%, are you expecting consumer mobile service revenues to recover ex roaming drags in the second half, or is there going to be continued moderation on consumer with slightly improving trends on the business side?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Right. Well, in Q2 last year, we had a very small -- a very strong prepaid campaign, and so that’s why you saw some slippage from Q1 into Q2, but if you look at our underlying postpaid momentum, it’s very consistent quarter-on-quarter. We do expect recovery as we move into the second half of the year, because we don’t have the Roam Like at Home drag, and we don’t have that same strong prepaid quarter that we have in Q2 last year.

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JULY 18, 2018 / 8:00AM, TEL2 B.ST - Q2 2018 Tele2 AB Earnings Call

Operator

Our next question comes from Johanna Ahlqvist of SEB.

Johanna Ahlqvist - SEB, Research Division - Analyst

So we’ve been discussing Sweden a lot, just a minor question maybe on Sweden on the Tele2 brand. Can you comment anything? Is the intake positive or negative on the Tele2 brand isolated where you had some impacts on the recent price wars in the Swedish market this year, [expresses] like that? And the second question related to the Com Hem merger, you stated, you feel confident that synergies will be exceeded, and I’m just wondering where -- what type of synergies are you seeing more of? Is it on the cost side, revenue side, if you can give any clarity on that it would be helpful?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Thanks, Johanna. So Tele2 brand’s intake was negative in the quarter, but the negativity reduced during the course of the quarter as we put new campaigns into play, and it was very much focused at the smaller bucket end of our Tele2 business, hence why ASPUs on the Tele2 brand actually grew year-on-year in the quarter. So despite negative intake, revenues actually went up. In terms of the Com Hem merger, yes, we have got great collaboration across all of the work streams, and we’re seeing an over delivery everywhere, whether it be customer service or SG&A or in marketing, as we get cleaner on how do you want to commercialize our \new propositions in the future. So it’s basically across the board, and obviously, once Anders takes control of the company post-closing, I’m sure he’ll be very happy to give you more details.

Operator

Our next question comes from Nick Lyall of Society Generale.

Nick Lyall - Societe Generale Cross Asset Research - Equity Analyst

Just asking a couple, please. So on Swedish cost firstly. Can you just give us a quick update on where you are on Challenger and the TDC synergies, please? I’m assuming from your comments, it doesn’t sound as if you’re saying marketing was low in the quarter, it was more the comp was high. So there’s no suggestion that marketing has to rise, for example, for second half versus this quarter. Could you just clarify that, please? And secondly on the Dutch business. The sub seemed pretty weak for the quarter, is it sluggish, is it tough competition, what’s going on in the Dutch business at the moment please?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Thanks Nick, we’re kind of moving towards the end of the Challenger benefit, there was some benefit in the quarter. But we’ll annualize most of those during Q3, really. There is still obviously some TDC synergies coming through, and -- but again, they are trying -- they are -- they will peter out as well. But the big opportunity coming forward is the Com Hem synergies and the restructuring that we can do as a company, as we become a much more Swedish-Baltics operation going forward. In terms of marketing, yes, Lars mentioned the Q2 last year had the launch of the School of Power. The second half of the year always has more campaigns around new handset and obviously, we will be, when we close the transaction, we’ll be launching some new propositions into the market as well. So we’re not expecting any major change in marketing spend outside of when we close the transaction with Com Hem.

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JULY 18, 2018 / 8:00AM, TEL2 B.ST - Q2 2018 Tele2 AB Earnings Call

Lars Nordmark - Tele2 AB (publ) - Executive VP & Group CFO

I think we’re slightly -- Nick, we’re slightly higher than SEK 150 million year-to-date, the first half year on GDP synergies. So like we said in Q1, we’re targeting now higher synergies than the SEK 300 million that we communicated at the inception of the deal.

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

In terms of the Netherlands, yes, the duopoly is continuing to shrink the available churn pool for the mobile-only brand. They are pricing up their fixed lines and using that to defend their mobile businesses and investing back into mobile. And the MVNOs have been pretty aggressive since the beginning of this year as well. So yes, it’s a tough market.

Operator

Our next question comes from Ulrich Rathe of Jefferies.

Ulrich Rathe - Jefferies LLC, Research Division - Senior European Telecommunications Analyst

I have 2 -- some clarifications really. The first one is on Sunil’s question, I think you highlighted your B2B trend improved. But I think last quarter you actually did say that the underlying B2B trend, excluding some write-offs, was actually minus 5% as well. Now in answer to the question you’ve sort of suggested, yes, B2B is getting better. But on an underlying bases it looks very much as it was the same trend in the second quarter compared to the first quarter. So I was just wondering what were you referring to in terms of things getting better in B2B at the moment. And the second question I have is on the operator revenues in Sweden. That seems to have actually gone a lot better this quarter than last quarter and the quarter before. So I’m just wondering is that roaming in or what’s happening on the operator revenue line? I know it’s a small line, but still big enough to be relevant.

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Okay. On the B2B trends, you’re right. If you take out the one-off, then underlying was 5%, but what is getting better is the mobile revenues are getting better, and we are continuing to win significant new business and retain existing customers as well. But the mobile business is sequentially much better. And in terms of operator revenues, Lars?

Lars Nordmark - Tele2 AB (publ) - Executive VP & Group CFO

Yes it’s mainly related to visitors, which is coming through now into Q2.

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Yes.

Ulrich Rathe - Jefferies LLC, Research Division - Senior European Telecommunications Analyst

Sorry, I didn’t hear that. What is...

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Visitor revenues. It’s mainly related to visitor revenues coming through in Q2.

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JULY 18, 2018 / 8:00AM, TEL2 B.ST - Q2 2018 Tele2 AB Earnings Call

Operator

Our next question comes from Mr. Henrik Herbst of Crédit Suisse.

Henrik Herbst - Crédit Suisse AG, Research Division - Research Analyst

I had a couple of questions on Sweden. Firstly in terms of -- if you maybe give an update on where you are on data usage and data usage growth year-over-year? Then also maybe if you can, I think you said low teens uptake on the unlimited plans. Is that changing as data usage goes up and more and more customers are on bundles closer to the unlimited plans? And then secondly I wanted to ask about the CapEx. You’ve been talking about the CapEx going up in Swedish business for quite some time. It’s still mid-single digits. Have you just found very good way of running it quite efficiently or should we still expect Swedish CapEx to increase?

Lars Nordmark - Tele2 AB (publ) - Executive VP & Group CFO

Thank you. Lars here. I think on the CapEx, we are saying that we will be in Sweden around 6% to 7% when it is lower at the moment, but we still take into the fact that 6% to 7% is probably a good number for the Swedish business. But we are not holding back on anything. So if we see the threshold is being reached and it’s [hurting] kind of sales then we obviously have to be ready for capacity. So we’re not holding back on investments that drive revenue growth. And then on data usage in Sweden, and this is consumer mobile postpaid, we’re at 7 gig on average per customer per month, and that’s up from slightly south of 5 a year ago.

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

And then in terms of unlimited, yes, the uptake remains in the low- to mid-teens.

Operator

Our next question comes from Richard Jones of Tower house.

Paolo Mortarotti

Allison, actually this is Paolo on behalf of Richard. Couple of questions, please. The first one is on the Com Hem merger. Initially, during -- when -- in the early stages of the announcement there was a bit of mixed reaction from shareholders from both camps. My perception is that actually now the deal is better understood both from an industrial and financial standpoint, maybe if you could characterize how the investor landscape is evolving in merit of the support to the deal? That is the first question. The second question has more to do with the reference to data growth and this is a medium-term question on what you think the structural impact of this data growth could be, particularly with respect to some of your competitors in the MVNO space and competitors like 3?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Thank you, Paolo. Yes, there was a mixed reaction in the beginning of the -- when we announced the deal, we had 2 very different shareholder bases. Tele2 was a very Swedish shareholder base, who had become accustomed to being very focused on mobiles, and going on a journey of increasing our -- decreasing our footprints and returning full [seats] from asset sales to shareholder, and then we obviously had the Com Hem shareholder base that were used to a very domestic-only story, a very strong shareholder remuneration story as well, but based on returning more than 100% of excess free cash flow to shareholders year after year. And there was obviously, there was a surprise around some of the synergies as well. Both Anders and I spent significant time with different shareholder bases, and the story have become more and more understood. One of the big pieces of education that was required was here in Sweden. Swedish investors had not bought in to the Com Hem story.

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JULY 18, 2018 / 8:00AM, TEL2 B.ST - Q2 2018 Tele2 AB Earnings Call

They didn’t have any Swedish shareholder and so a lot of them have not really understood what a great job the Com Hem management team had done in improving customer satisfaction of Com Hem, increasingly turning it into a connectivity company that was less reliant on the TV piece and was investing in higher broadband speed and improved technology to deliver both linear television, cable television and OTT television. So with more understanding and with the new shareholder remuneration policy that we announced alongside our first quarter result, we have felt a very positive reaction from both sets of shareholders now that the industrial logic clearly makes sense for Tele2 and Com Hem together. We are increasingly confident that the synergies will be more from an OpEx point of view, and we’re still confident on the revenue synergies as well going forward. And so I would say at this point in time, both sets of investors are looking forward to the combination, as our employees are, as we really start to create a new, converged connectivity challenger for the Swedish market. In terms of data growth and the structural impact, Tele2 is structurally advantaged in that it shares its 2G and 4G network with Telenor. So we will go into spectrum auctions and we’ll go into new technology investments such as 5G in partnership with Telenor, which gives us a structural advantage versus the others. We aim as a company to have a winning cost structure, more efficient than others, and what 5G brings is the opportunity to make the network even more efficient and support continued data growth. It also gives you the opportunity to slice and dice the network services so you can monetize different quality of service to different customer bases, dependent on what they want, and certainly with 5G and its lower latency and higher speed that will bring us new commercial propositions for the future. And particularly now that we’re in partnership with Com Hem, we’ll be able to work that around video solutions and perhaps, other solutions as well. So we have a structural advantage. In terms of competition, I think in general, 5G and fiber rollout and in general what’s happening in the industry will drive the next round of consolidation at some point, increasingly [unique] scale to be able to offer data at a lower cost per gig. And we’re in a strong position. I think, ultimately, there will be further consolidation like we are proposing in the Dutch market at this point of time to properly defend again the FMC duopoly that’s there. I hope that answered your question, Paolo.

Operator

Our next question comes from Fredrik Lithell of Danske Bank.

Fredrik Lithell - Danske Bank Markets Equity Research - Senior Analyst

My questions have been answered. Thank you.

Lars Nordmark - Tele2 AB (publ) - Executive VP & Group CFO

Operator any further questions?

Operator

There’s one remaining. I’m just going to do a prompt. (Operator Instructions). We’ll now take our next question from Mr. Usman Ghazi of Berenberg again.

Usman Ghazi - Joh. Berenberg, Gossler & Co. KG, Research Division - Analyst of Telecom

I just wanted to ask about this the investigation into mobile price fixing et cetera that made the news early last year, is there any update on that? Is the investigation just been closed or is it ongoing et cetera?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

We have no updates. They came, they went. We’ve not heard anything else. But we’re not aware that the investigation is closed, just that there’s been no communication since.

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JULY 18, 2018 / 8:00AM, TEL2 B.ST - Q2 2018 Tele2 AB Earnings Call

Operator

(Operator Instructions)

Lars Nordmark - Tele2 AB (publ) - Executive VP & Group CFO

Operator, I think that concludes the call from our part. We’re running out of time here, so thanks, everyone, for all your questions and for listening in today and see you again in 3 month’s time.

Operator

This concludes today’s call. Thank you for all your participation. You may now disconnect.

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IMPORTANT INFORMATION

The information included in this transcript is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the merger document becomes available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS

The information in this transcript may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the transcript. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this transcript, or at all.

NO SOLICITATION

This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.